

September 18, 2024

Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707-5913

>   **Re: First American Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **File No. 001-34580**

Dear Mark E. Seaton:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 108

1.   We note reference to your "2024 Proxy Statement" filed on April 1, 2024, for the information required by this Item, including your Clawback Policy Actions. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 or Sebastian Gomez Abero at 202-551-3578 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences